Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen’s COM701 (anti-PVRIG) Demonstrates Preliminary
Durable Anti-Tumor Activity in Triple Immunotherapy Combination
in Patients with Recurrent Metastatic MSS Endometrial Cancer

•
COM701 in combination with nivolumab and BMS-986207 (anti-TIGIT) resulted in encouraging confirmed durable partial responses (overall response rate 22% (2/9) and disease control rate 44%) with a favorable safety profile

•	Partial response reported in a patient on study treatment for almost 7 months who was previously refractory to standard of care lenvatinib and pembrolizumab

•	Greater peripheral immune activation seen in patients experiencing clinical benefit

•	Data further support potential of COM701 in hard-to-treat tumors including those refractory to immune checkpoint inhibitors

HOLON, ISRAEL, June 5, 2023 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced data to be presented at the American Society of Clinical Oncology (ASCO) Annual Meeting, showing that Compugen’s COM701 (anti-PVRIG) in triple combination with nivolumab and BMS-986207 (anti-TIGIT) demonstrated preliminary signal of durable anti-tumor activity in patients with recurrent, metastatic MSS endometrial cancer with a favorable safety profile. Preliminary translational data showed an association between greater peripheral immune activation and clinical benefit. The poster presentation takes place today, June 5, 2023.

“Despite recent advances in the standard of care for patients with recurrent, metastatic MSS endometrial cancer, there remains a significant need for additional treatment options for these patients,” said Drew W. Rasco, M.D., Associate Director of Cancer Research at START Center for Cancer Care, San Antonio, Texas. “It is encouraging to see preliminary durable anti-tumor activity with a favorable safety profile in these patients treated with the triple combination of COM701, nivolumab and BMS-986207. Importantly, one-third of the patients included had prior exposure to an anti-PD-(L)1 making these a particularly hard to treat patient population with a significant unmet medical need. A patient with prior treatment refractory disease to standard of care lenvatinib and pembrolizumab, experienced a partial response and remained on treatment with triple combination for almost 7 months pointing to the potential contribution of blocking PVRIG and TIGIT to the benefit seen. It is also noteworthy that clinical benefit, defined as a partial response or stable disease greater than 100 days, correlated with peripheral immune activation as shown by the translational data to be presented.”

Henry Adewoye, MD., Chief Medical Officer of Compugen, added, “I am delighted to see the preliminary data we have reported, including a confirmed partial response in a patient with endometrial carcinosarcoma, a rare hard-to-treat histologic type of endometrial cancer that is not typically responsive to standard of care therapies. The translational findings in patients with clinical benefit are also in line with the mechanistic rationale of the combination. Although the number of patients enrolled is small, these data and the clinical signal reported support our hypothesis of blocking the DNAM-1 axis with anti-PVRIG, TIGIT and PD-1 antibodies. This preliminary data complements previous data we presented in patients with hard-to-treat platinum resistant ovarian cancer and metastatic microsatellite stable colorectal cancer. It supports a COM701 mediated mechanism of action and further development of this triple immunotherapy combination as another potential option in treating cancer.”

The abstract is published on the ASCO virtual platform and the publication section of Compugen’s website. The poster will be available today from 1:15pm CDT on the publication section of Compugen’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific derived from COM902, in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced program, COM503 is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 to inhibit cancer growth in the tumor microenvironment. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding the potential contribution of blocking PVRIG and TIGIT to the benefit seen. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: In the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071